Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF SEPTEMBER 27, 2018

DATE, TIME AND PLACE: On September 27, 2018, at 1:00p.m, at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo (SP).

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: Totality of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The removal of Officer MATIAS GRANATA, who no longer exercises his functions as of August 31, 2018, was ratified.

Subsequently, was approved the amendment to the Company’s Corporate Policy Regarding the Disclosure of Material Information.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all attendees. São Paulo (SP), September 27, 2018. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Amos Genish, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, and Ricardo Villela Marino – Directors.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations